Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31,
	2014	2013
Net Income	$132,856,000	$119,632,000

Basic weighted average shares outstanding	88,775,643	93,580,778
Diluted weighted average shares outstanding	90,023,693	94,569,910
Basic net income per share	$1.50	$1.28

Diluted net income per share	$1.48	$1.27